UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

As disclosed in our Form 6-K filed on March 31, 2025, on March 31, 2025, Apollomics Inc. (“Apollomics” or the “Company”) announced that it had entered into an agreement (the “Agreement”) for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, Apollomics’ proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of non-small cell lung cancer (“NSCLC”) and other tumor types with LaunXP International Co., Ltd. (“LaunXP”), an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876). Under the terms of the Agreement, Apollomics is to receive upfront payments totaling $10 million within 60 days of the date of the Agreement.

As of the date of this Form 6-K, $1.3 million of the $10 million upfront payment due under the Agreement has been paid by LaunXP. While the Company has continued to collaborate with LaunXP, the Company notified LaunXP that it has failed to cure its breach within the cure period permitted under the Agreement and that the Company plans to take appropriate actions to preserve and enforce its rights and to pursue available remedies. In response to the Company’s notice, LaunXP notified the Company that it believes it is not in breach of the Agreement and that the Company has not satisfied its obligations under the Agreement. The parties are actively engaged in discussions to resolve the matter. The Company cannot give any assurance that it will receive any of the $8.7 million owed by LaunXP or, if paid in full or in part, as to when any such payments will be received. LaunXP’s continued failure to pay the remainder of the $10 million upfront fee will have a material adverse effect on the Company’s liquidity, financial condition and results of operations, and may render the Company insolvent and unable to sustain its operations and continue as a going concern.

As of June 30, 2025, the Company’s cash and cash equivalents totaled $2.1 million, of which $1.0 million was held outside of China. As disclosed in our 20-F filed on April 2, 2025, the Company’s estimates of future liquidity through December 31, 2025 are contingent upon receipt of the $10 million upfront payment from LaunXP.

The information in this Form 6-K regarding LaunXP’s breach of its obligations under the Agreement is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollomics Inc.

Date: July 25, 2025	By:	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D.
Chief Executive Officer